

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2020

David Lazar
Chief Executive Officer
PhoneBrasil International, Inc.
1185 Avenue of the Americas
3rd Floor
New York, NY 10036

> **Re: PhoneBrasil International, Inc.**
> **Form 10-12G**
> **Filed June 12, 2020**
> **File No. 000-56176**

Dear Mr. Lazar:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Matthew McMurdo, Esq.